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CUSIP No. 007865108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aéropostale, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

007865108

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 007865108

1.	Name of Reporting Person: John S. Mills		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,369, 634

		6.	Shared Voting Power: 940,820

		7.	Sole Dispositive Power: 1,369,634

		8.	Shared Dispositive Power: 940,820

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,310,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: IN

13G

CUSIP No. 007865108

Item 1.
	(a)	Name of Issuer:
Aéropostale, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1372 Broadway, 8th Floor New York, New York 10018

Item 2.
	(a)	Name of Person Filing:
John S. Mills is filing this Schedule 13G pursuant to Rule 13(d)(1)(d) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act").
	(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for John Mills is c/o Aéropostale, Inc., 1372 Broadway, 8th Floor, New York, New York 10018.
	(c)	Citizenship:
John Mills is a citizen of the United States.
	(d)	Title of Class of Securities:
Common Stock, par value $.01 per share.
	(e)	CUSIP Number:
007865108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
(a)-(c). John Mills directly owns 676,814 shares of the Common Stock of the Issuer and options to purchase 692,820 shares of the Common Stock of the Issuer. Mr. Mills, therefore, has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,369,634 shares of Common Stock. As general partner of the JSMills Limited Partnership, Mr. Mills shares the power to vote and dispose of the 940,820 shares of Common Stock of the Issuer held by the JSMills Limited Partnership and therefore, may be deemed to have beneficial ownership of such shares. Mr. Mills, therefore, beneficially owns 2,310,454 shares of Common Stock of the Issuer, which constituted approximately 6.4% of the outstanding Common Stock of the Issuer. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 35,265,019 shares of Common Stock outstanding as of December 31, 2002.

13G

CUSIP No. 007865108

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 which is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP No. 007865108

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

By: /s/ John S. Mills

Name: John S. Mills